Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2020
With Report of Independent Registered Public Accounting Firm

FILED as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loop Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd. Suite 1901
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reynolds 312-913-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

30 South Wacker Drive Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
WANDA DIANE WHITE
NOTARY PUBLIC, STATE OF ILLINOIS
COOK COUNTY
MY COMMISSION EXPIRES OCTOBER 23, 2021

Wanda Diane White
Notary Public

Signature

Chairman & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers
Loop Capital Markets LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Loop Capital Markets LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
March 12, 2021

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1

Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	10,624,620
Cash segregated for regulatory purposes		52,449
Securities owned, at fair value		21,574,541
Deposit with clearing brokers		1,200,000
Due from clearing broker		24,860,661
Due from affiliates		1,087,538
Fees, general and commissions receivable		1,476,469
Underwriting fees receivables		11,257,249
Prepaid expenses		1,098,320
Right-of-use asset		4,751,662
Other assets		3,959,700
Fixed assets, net		536,056
Total assets	$	82,479,265

Liabilities and Members' Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	4,982,612
Accounts payable		3,116,780
Loan payable to affiliate		3,231,835
Accrued expenses		27,974,996
Lease liabilities		5,451,359
Other liabilities		107,920
Total liabilities		44,865,502
Members' equity		37,613,763
Total liabilities and members' equity	$	82,479,265

See notes to financial statement.

1. Organization and Nature of Business

Loop Capital Markets LLC (the Company) is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are allocated in accordance with the respective members' ownership interests. The Company is majority owned by Loop Capital, LLC, a wholly owned subsidiary of Loop Capital Holdings, LLC.

The Company trades fixed income securities on a principal basis, provides equity brokerage, underwriting services, fixed income analytical services, equity research, financial advisory and mergers and acquisition services for institutional customers.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. All customer transactions are executed and cleared through another registered broker on a fully disclosed basis. The Company does participate in various commission recapture programs in which customer funds are held for subsequent payment pursuant to the customer agreements in place. These customer funds are held in a "Special Account for the Exclusive Benefit of Customers". As such, the Company is operating under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly is exempt from the remaining provisions of the Rule.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes

At December 31, 2020, $52,449 was segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. During the year ended December 31, 2020, the Company did not maintain possession or control of customer cash or securities.

Accrued Expenses

At December 31, 2020, the Company had accrued expenses primarily consisting of employee compensation, benefits, operating and underwriting expenses.

2. Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Standards

Current Expected Credit Losses

On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments*, or ASU 2016-13. This standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance-sheet credit exposures. The standard also amends the impairment model for available-for-sale debt securities requiring entities to record credit losses through an allowance account. The CECL model requires an entity to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. Adoption of the standard requires more timely recognition of credit losses and credit loss estimates are required to use historical information, current information and reasonable and supportable forecasts of future events.

Measurement of Credit Losses on Financial Instruments

The Company adopted ASU 2016-13 using the modified retrospective approach through a cumulative-effect adjustment to retained earnings on January 1, 2020. The adoption of ASU 2016-13 was subject to the same internal controls over financial reporting that the Company applies to its financial statements and the impact of adoption was not material. The Company does not currently hold available-for-sale debt securities or have off-balance-sheet credit exposures.

The Company considered its material financial assets within scope, receivables, as well as its clearing receivables and determined that such assets have a de minimis risk of credit loss due to the short duration of the receivables and the credit worthiness of the counterparties. Therefore, as of December 31, 2020, the Company has not recorded a credit loss for these financial assets.

The Company's accounts receivable related to revenues underwriting, which accounts for the majority of the firm's receivables, is regulated with payment terms defined. Based on the regulated guidelines, the risk of non-payment is low. As such, the Company did not experience a loss required to be recognized in a loss provision upon adoption of the CECL model. The concentration of risk on the Company accounts receivable is also mitigated by the large number of entities with investment grade credit rating comprising the Company's customer base.

Lastly, the CECL standard is forward-looking and requires the Company to factor reasonable and supportable economic expectations into its allowance estimate for the asset's entire expected life, which is generally less than six months.

2. Summary of Significant Accounting Policies (continued)

Variable Interest Entities

The Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of variable interest entities under the Variable Interest Model prescribed by the Financial Accounting Standards Board (FASB). A variable interest entity (VIE) is consolidated when the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the VIE. When a VIE is not consolidated, the Company uses either the equity method or the cost method to account for the investment. Under the equity method, the carrying value is generally the Company's share of the net asset value of the unconsolidated entity, and changes in the Company's share of the net asset value are recorded in other income.

Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased, if any, may consist of equity and debt securities. They are reported in the statement of financial condition at fair value based on quoted market prices, prices for similar securities or other observable inputs, such as bond spreads and credit default swap spreads. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Due To and From Clearing Broker

Receivables and payables related to trades pending settlement are netted in due to/from clearing broker in the statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its inventory positions, subject to collateral maintenance requirements. At December 31, 2020, the Company had a net amount due from its clearing broker, which consisted of cash, interest, dividends, and fees earned on unsettled trades in the amount of $24,860,661.

Deposit with Clearing Brokers

Deposits represent amounts held in conjunction with the Company's agreements with its clearing brokers. As of December 31, 2020, the Company had deposits of $1,200,000 with its clearing brokers.

Fixed Assets

Fixed assets include furniture, equipment and artwork. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Artwork is recorded and held at cost.

2. Summary of Significant Accounting Policies (continued)

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. As of December 31, 2020, the Company did not have an impairment of long-lived assets.

3. Fair Value of Financial Instruments

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government and government agency securities, and most state, municipal and corporate obligations.

Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company assesses its financial instruments on an annual basis to determine the appropriate classification within the fair value hierarchy, as defined by Accounting Standards Codification (ASC) Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Municipal bonds – Municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or (3) in certain instances securities are valued principally using dealer quotations. Municipal bonds are categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Corporate bonds − The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, Level 2 or Level 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

3. Fair Value of Financial Instruments (continued)

U.S. government securities - U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Description	Level 1	Level 2	Level 3	Investments valued at NAV	Total
Assets					
Securities owned:					
Municipal bonds	$ -	$ 2,459,388	$ -	$ -	$ 2,459,388
Corporate bonds	-	1,721,216	-	-	1,721,216
Government securities	-	17,393,937	-	-	17,393,937
Other assets:					-
GRIT Chicago	-	-	-	649,633	649,633
UDF Capital Fund III	-	-	2,480,000	-	2,480,000
	$ -	$ 21,574,541	$ 2,480,000	$ 649,633	$ 24,704,174
Liabilities					
Securities sold, not yet purchased:					
Corporate bonds	$ -	$ -	$ -	$ -	$ -
Government securities	-	4,982,612	-	-	4,982,612
	$ -	$ 4,982,612	$ -	$ -	$ 4,982,612

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between the Company's Levels 1, 2 and 3 classified instruments during the year ended December 31, 2020.

4. Other Investments

The Company holds an investment in Legacy Acquisition Sponsor I, LLC, which is the sponsor and owner of founder shares of Legacy Acquisition Corp (Legacy), a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On November 20, 2020, Legacy consummated a business combination with Onyx Enterprises Int'l, Corp and changed its name to PARTS iD, Inc. and listed the shares of PARTS iD, Inc. As a result of this combination, the Company will be eligible to potentially receive Class A shares in PARTS iD, Inc. in distributions from Legacy Acquisition Sponsor I, LLC. As of December 31, 2020, the Company's investment is included in other assets on the statement of financial condition at cost in the amount of $150,000.

The Company holds an investment in GRIT Chicago, LLC (GRIT), a non-consolidated VIE as defined in Note 2 above. GRIT was formed to redevelop and revitalize the former Michael Reese Hospital site and MPEA's marshalling yards located in the near Southside neighborhood of Bronzeville, in Chicago, IL.

4. Other Investments (continued)

In December 2019, GRIT entered into a loan agreement with a borrowing capacity of $4.655 million. Loop Capital Markets LLC (LCM) provided a guarantee up to 25% of GRIT's obligations under the loan facility through a guaranty agreement. In accordance with ASC 460, the Company determined the guarantee amount to be immaterial. At December 31, 2020, GRIT had outstanding borrowings of $4,496,639. As of December 31, 2020, the investment is held at the net asset value and is included in other assets on the statement of financial condition in the amount of $649,633.

The Company holds an in investment in MassVR, which is a company that developed and is in the process of commercializing one of the first technology platforms capable of hosting large-scale player-versus-player virtual reality (VR) gaming experiences. As of December 31, 2020, the Company's investment is included in other assets on the statement of financial condition at cost in the amount of $225,002.

The Company holds a structure note which will convert into membership units in UDF Capital Fund Illinois III, LLC (UDF) over a 5-year period. UDF 56 was formed to provide New Market Tax Credit (NMTC) financing for the development of the Friend Health Woodlawn HQ (Project) located on the south side of Chicago. In lieu of receiving interest payments on the note, the Company will receive Illinois New Market Tax Credits annually over the term of the note. As of December 31, 2020, the Company's structured note is included in other assets on the statement of financial condition at amortized cost in the amount of $2,480,000.

5. Fixed Assets

Fixed assets consisted of the following as of December 31, 2020:

Furniture and fixtures	$ 1,931,162
Equipment	1,714,727
	3,645,889
Less:	
Accumulated depreciation-Furniture and Fixtures	(1,514,625)
Accumulated depreciation-Equipment	(1,595,208)
Fixed assets, net	$ 536,056

6. Members' Equity

On May 3, 2013, the Company authorized an amendment to the operating agreement that created a new class of non-voting B-units. As a result of the amendment, the Company had two classes of units, A (voting) and B (non-voting). On June 1, 2013, certain employees of the Company were granted 20,154 non-voting B-units. Among other things as defined in the agreement, these units are subject to a vesting period. The fair value of the units was determined by a Black Scholes model and recognized on a straight-line basis over a 4-year vesting period. Upon termination of employment, unvested units are forfeited, and the vested units are payable in accordance with the Company's operating agreement. Since inception, 2,573 of the non-voting B-units have been forfeited. As of December 31, 2020, all B-units were fully vested. For the year ended December 31, 2020, the Company had outstanding 110,527 voting A-units and 16,295 non-voting B-units.

7. Debt

The Company has a $75 million senior revolving line-of-credit agreement with BMO Harris Bank N.A. (Harris) due April 30, 2021 on which it intermittently draws based on business needs. Pursuant to this agreement, interest is at a rate determined and agreed upon by the Company and Harris at the time funds are drawn down, which varies from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement. As of December 31, 2020, the Company had no outstanding borrowings under this line-of-credit agreement. The loan had a non-refundable facility fee at the rate of .125 percent per annum payable quarterly in advance. The Company intends to renew this line of credit at or before maturity.

8. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions.

9. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company leases office space in various locations under non-cancelable operating leases that expire during various times through January 2027. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments.

Other information related to leases as of December 31, 2020 were as follows:

Weighted average remaining lease term:
  Operating leases   5.53 years

Weighted average discount rate:
  Operating leases   4.93%

Amounts disclosed for reductions to right of use assets result from reductions to lease obligations.

9. Leases (continued)

Future rental lease payments under non-cancelable operating leases as of December 31, 2020, for each of the next five years and in the aggregate are:

2021	$	1,543,007
2022		875,116
2023		863,629
2024		883,713
2025		903,793
Thereafter		1,195,036
Total lease payments		6,264,294
Less imputed interest		812,935
Present value of lease payments	$	5,451,359

10. Related Party

The Company has an expense sharing agreement with Loop Capital, LLC, a related party. For the year ended December 31, 2020, the Company paid administrative fees for certain services and personnel necessary for the operation of the business to Loop Capital, LLC.

Loop Capital, LLC paid the Company for general operational expenses.

The Company transacts business with and incurs amounts due from and payable to other affiliates in the ordinary course of business. The Company had net receivables from other affiliated entities, Loop Capital Financial Consulting Services, Loop Capital, LLC, Loop Pace Holdings, LLC, Loop Capital Investment Management, LLC, LCM Class B Holdco, LLC and MJE-Loop Capital Partners, LLC in the amount of $1,087,422. At December 31, 2020, this amount was included in due from affiliates on the statement of financial condition.

The Company has an outstanding promissory note with a member, which is recorded as contra equity within members' equity. Accrued interest on the promissory note is recorded in other assets on the statement of financial condition.

The Company has an outstanding loan with Loop Capital Holdings, LLC (LCH), a related party. In April 2020, LCH received proceeds under the Paycheck Protection Program (PPP) under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act (the CARES Act), which was enacted March 27, 2020. Under the terms of the PPP, PPP loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The Company received $3,231,835 of the PPP proceeds received by LCH. The Company entered into a loan agreement with LCH for a one-year term with an annual interest rate of 1.5%. The loan agreement further provides for the loan to be forgiven if LCH meets the eligibility for forgiveness under the provisions of the PPP. The loan proceeds were fully utilized to pay eligible expenses over the covered period, therefore the Company believes PPP eligibility criteria for forgiveness will be met and expects the loan to be forgiven. As of December 31, 2020, the Company included the loan from LCH in loan payable to affiliate on the statement of financial condition.

11. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. Amounts due to the clearing broker, if any, and securities sold, not yet purchased, are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others.

It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk.

12. Subordinated Borrowings

The following is a summary of subordination agreements during 2020:

Description	Principal	Interest	Total	Outstanding at December 31, 2020
Subordinated loan, with a related party, interest at 3.0 percent, matured December 18, 2020	$ 1,500,000	$ 310,500	$ 1,810,500	$ —
Temporary Subordinated loan, with a third party, matured August 17, 2020	53,000,000	—	53,000,000	—
	$ 54,500,000	$ 310,500	$54,810,500	$ —

The subordinated borrowings have been approved by FINRA for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2020. At December 31, 2020, the fair value of subordinated borrowings is $0.

13. Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer, and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

13. Commitments and Contingent Liabilities (continued)

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. The Company is subject to certain legal, regulatory and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

14. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

15. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company is required to maintain minimum "net capital" equal to the greater of $250,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and that the ratio of aggregate indebtedness to net capital both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2020, the Company had net capital and net capital requirements of $20,748,004 and $2,079,980, respectively, and its net capital ratio was 1.5 to 1. The minimum net capital may effectively restrict the payment of distributions.

16. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued.

On February 19, 2021, the Company executed an Acknowledgment and Release to receive its proportionate share of Class A shares in PARTS iD available through the first distribution from Legacy Acquisition Sponsor I, LLC.